UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Riley Exploration Permian, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

76665T102

(CUSIP Number)

Jonathan Siegler

Bluescape Resources Company LLC

200 Crescent Court, Ste. 1900

Dallas, TX 75201

(469) 398-2205

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

with a copy to:

J. Mark Metts

Sidley Austin LLP

1000 Louisiana St., Suite 5900

Houston, Texas 77002

(713) 495-4501

April 6, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 76665T102	SCHEDULE 13D	Page 2

1.	NAMES OF REPORTING PERSONS:

Bluescape Riley Exploration Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,221,767 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,221,767 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,221,767 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.3%(1)

14.	Type of Reporting Person:
OO

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 3

1.	NAMES OF REPORTING PERSONS:

Bluescape Riley Exploration Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
-0-

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
-0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

0.0%

14.	Type of Reporting Person:
OO

CUSIP No: 76665T102	SCHEDULE 13D	Page 4

1.	NAMES OF REPORTING PERSONS:

Bluescape Energy Recapitalization and Restructuring Fund III LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,221,767 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,221,767 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,221,767 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.3%(1)

14.	Type of Reporting Person:
PN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 5

1.	NAMES OF REPORTING PERSONS:

Bluescape Energy Partners III GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,221,767 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,221,767 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,221,767 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.3%(1)

14.	Type of Reporting Person:
OO

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 6

1.	NAMES OF REPORTING PERSONS:

Bluescape Energy Recapitalization and Restructuring Fund III (IP) LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,221,767 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,221,767 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,221,767 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.3%(1)

14.	Type of Reporting Person:
PN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 7

1.	NAMES OF REPORTING PERSONS:

Bluescape Energy Recapitalization and Restructuring Fund III (ECI) LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,221,767 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,221,767 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,221,767 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.3%(1)

14.	Type of Reporting Person:
PN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 8

1.	NAMES OF REPORTING PERSONS:

BERRIII (ECI) Offshore GP LTD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,221,767 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,221,767 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,221,767 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.3%(1)

14.	Type of Reporting Person:
PN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 9

1.	NAMES OF REPORTING PERSONS:

BERRIII (ECI) Offshore Intermediate LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,221,767 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,221,767 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,221,767 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.3%(1)

14.	Type of Reporting Person:
PN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 10

1.	NAMES OF REPORTING PERSONS:

BERRIII (ECI) (RE) US Blocker LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,221,767 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,221,767 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,221,767 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.3%(1)

14.	Type of Reporting Person:
PN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 11

1.	NAMES OF REPORTING PERSONS:

BERRIII (ECI) (RE) Intermediate Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,221,767 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,221,767 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,221,767 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.3%(1)

14.	Type of Reporting Person:
PN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 12

1.	NAMES OF REPORTING PERSONS:

Bluescape Energy Recapitalization and Restructuring Fund III (TE) LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,221,767 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,221,767 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,221,767 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.3%(1)

14.	Type of Reporting Person:
CO

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 13

1.	NAMES OF REPORTING PERSONS:

BERR III (TE) (RE) US Blocker LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,221,767 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,221,767 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,221,767 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.3%(1)

14.	Type of Reporting Person:
IA

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 14

1.	NAMES OF REPORTING PERSONS:

BERR III (TE) (RE) Intermediate Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,221,767 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,221,767 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,221,767 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.3%(1)

14.	Type of Reporting Person:
OO

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 15

1.	NAMES OF REPORTING PERSONS:

Bluescape Energy Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,221,767 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,221,767 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,221,767 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.3%(1)

14.	Type of Reporting Person:
OO

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 16

1.	NAMES OF REPORTING PERSONS:

Bluescape Resources GP Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,221,767 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,221,767 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,221,767 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.3%(1)

14.	Type of Reporting Person:
OO

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 17

1.	NAMES OF REPORTING PERSONS:

Bluescape Resources Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,221,767 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,221,767 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,221,767 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.3%(1)

14.	Type of Reporting Person:
OO

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 18

1.	NAMES OF REPORTING PERSONS:

C. John Wilder Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of ORGANIZATION

United States of America

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
5,221,767 shares of Common Stock

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
5,221,767 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,221,767 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

29.3%(1)

14.	Type of Reporting Person:
IN

(1)	The percentage in Row 13 is information provided to the Reporting Persons by Riley Exploration Permian, Inc. for use in preparing this Schedule 13D. Based on that information, 17,810,470 shares of Common Stock, $0.001 par value per share, were outstanding on February 26, 2021, immediately following the Merger and 1-for-12 reverse stock split described in this Schedule 13D.

CUSIP No: 76665T102	SCHEDULE 13D	Page 19

Item 1.	Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on April 8, 2021 (“Amendment No. 1” and, as amended by this Amendment No. 2, this “Schedule 13D”), and is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Riley Exploration Permian, Inc., a Delaware corporation (the “Issuer” or “Riley Exploration”), whose principal executive offices are located at 8000 E. Maplewood Avenue, Suite 130, Greenwood Village, CO 80111. Prior to the consummation of the Merger, the name of the Issuer was Tengasco, Inc.

Except as set forth herein, the Original Schedule 13D, as amended prior to this Amendment No. 2, is unmodified. Capitalized terms used but not defined in this Amendment No. 2 have the respective meanings ascribed to those terms in the Original Schedule 13D, as amended prior to this Amendment No. 2.

CUSIP No: 76665T102	SCHEDULE 13D	Page 20

Item 5.	Interest in Securities of the Issuer

Explanatory Note: In Amendment No. 1, the number of shares of Common Stock owned by Bluescape Riley Holdings did not include the 55,092 shares received by Bluescape Riley Holdings pursuant to the Loan Repayment, even though Amendment No. 1 correctly disclosed that those shares had been received by Bluescape Riley Holdings. Amendment No. 1 reflected an ownership of 5,166,676 shares, which understated Bluecape Riley Holdings’ ownership by an amount within one share of the 55,092 shares in the Loan Repayment. Accordingly, the first three paragraphs of the introduction to Items 5(a) and 5(b), together with subparagraphs 1. and 2. thereunder, are hereby amended and restated in their entirety as follows:

(a) and (b). The response of the Reporting Persons to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

Based on information provided by the Issuer to the Reporting Persons, on February 26, 2021, following the Merger, and giving effect to the 1-for-12 reverse stock split effected immediately following completion of the Merger, the Issuer had a total number of 17,810,470 issued and outstanding shares of Common Stock. Each description of percentage ownership of Common Stock in this Schedule 13D is based on that total number of shares disclosed by the Issuer. The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Persons are for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Common Stock beyond the number of shares in which such Reporting Person has a direct or indirect pecuniary interest. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership.

In accordance with limited liability company agreement of BREA, BREA was required to distribute to its members, within 30 days after the Effective Time, the 3,834,639 shares of Common Stock that BREA received as Merger Consideration. BREA has two members: Bluescape Riley Holdings owns 100% of the Class A membership interests and Dernick Encore LLC (“Dernick”) owns 100% of the Class B membership interests. Dernick is not affiliated with any of the Reporting Persons.

On April 6, 2021, as required by its LLC Agreement, Bluescape Riley Exploration Acquisition LLC ("BREA") distributed (for no consideration) all 3,834,639 shares of Common Stock owned by BREA to its two members on a pro rata basis (the "Distribution"): (i) 3,144,875 shares to Bluescape Riley Exploration Holdings LLC, one of the Reporting Persons ("Bluescape Riley Holdings"), and (ii) 689,764 shares to Dernick Encore LLC ("Dernick"). No Reporting Person is affiliated with Dernick. At the time of the Distribution, Dernick owed $1,211,463 to Bluescape Riley Holdings under a secured loan. To fully repay the loan, Dernick agreed to reduce the net number of shares it would receive by 55,092 shares (the "Loan Repayment"). Accordingly, those shares were transferred to Bluescape Riley Holdings instead. All 5,221,767 shares owned by Bluescape Riley Holdings after those two integrated transactions were previously reported as beneficially owned by Bluescape Riley Holdings in the Original Schedule 13D.

1.      As of the date hereof, after giving effect to the Distribution and the Loan Repayment, BREA beneficially owns no shares of Common Stock.

2.      As of the date hereof, after giving effect to the Distribution and the Loan Repayment, Bluescape Riley Holdings directly holds 5,221,767 shares of Common Stock, representing 29.3% of the total number of Common Stock issued and outstanding.

CUSIP No: 76665T102	SCHEDULE 13D	Page 21

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is supplemented by reference to a new joint filing agreement among the Reporting Persons, as follows:

Joint Filing Agreement

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit A and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
Exhibit A	Joint Filing Agreement, dated April 14, 2021
Exhibit B	Agreement and Plan of Merger, by and among Tengasco, Inc., Antman Sub, LLC, and Riley Exploration – Permian, LLC, dated as of October 21, 2020 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 22, 2020).
Exhibit C	Amendment No. 1 to Agreement and Plan of Merger, by and among Tengasco, Inc., Antman Sub, LLC, and Riley Exploration – Permian, LLC, dated as of January 20, 2021. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 22, 2021).

CUSIP No: 76665T102	SCHEDULE 13D	Page 22

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2021

BLUESCAPE RILEY EXPLORATION HOLDINGS LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE RILEY EXPLORATION ACQUISITION LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY PARTNERS III GP LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III (IP) LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

CUSIP No: 76665T102	SCHEDULE 13D	Page 23

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III (ECI) LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERRIII (ECI) OFFSHORE GP LTD

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERRIII (ECI) OFFSHORE INTERMEDIATE LP
By: BERRIII (ECI) Offshore GP LTD, its general partner

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERRIII (ECI) (RE) US BLOCKER LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III (TE) LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

CUSIP No: 76665T102	SCHEDULE 13D	Page 24

BERR III (TE) (RE) US BLOCKER LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERR III (TE) (RE) INTERMEDIATE HOLDCO LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY PARTNERS LLC

By:
Name:	C. John Wilder Jr.
Title:	Executive Chairman

BLUESCAPE RESOURCES GP HOLDINGS LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE RESOURCES COMPANY LLC

By:
Name:	C. John Wilder Jr.
Title:	Executive Chairman

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

CUSIP No: 76665T102	SCHEDULE 13D	Page 25

EXHIBIT A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: April  14, 2021

BLUESCAPE RILEY EXPLORATION HOLDINGS LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE RILEY EXPLORATION ACQUISITION LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY PARTNERS III GP LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

CUSIP No: 76665T102	SCHEDULE 13D	Page 26

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III (IP) LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III (ECI) LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERRIII (ECI) OFFSHORE GP LTD

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERRIII (ECI) OFFSHORE INTERMEDIATE LP
By: BERRIII (ECI) Offshore GP LTD, its general partner

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERRIII (ECI) (RE) US BLOCKER LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

CUSIP No: 76665T102	SCHEDULE 13D	Page 27

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III (TE) LP
By: Bluescape Energy Partners III GP LLC, its general partner

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERR III (TE) (RE) US BLOCKER LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BERR III (TE) (RE) INTERMEDIATE HOLDCO LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE ENERGY PARTNERS LLC

By:
Name:	C. John Wilder Jr.
Title:	Executive Chairman

BLUESCAPE RESOURCES GP HOLDINGS LLC

By:
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

BLUESCAPE RESOURCES COMPANY LLC

By:
Name:	C. John Wilder Jr.
Title:	Executive Chairman

C. John Wilder Jr.